NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES

CLOSING OF ACQUISITION AND UPDATES HEDGING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta – June 26, 2007 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced it has successfully closed the previously announced acquisition of certain natural gas properties and related assets located primarily in east central Alberta (the “Birchwavy Acquisition”).  PET partially financed the Birchwavy Acquisition with the proceeds of a bought deal subscription receipt (“Subscription Receipt”) and convertible debenture financing, which closed on June 20, 2007, as well as through available credit facilities.

Production from the acquired assets is approximately 47 MMcfe/d.  The Birchwavy Acquisition is expected to increase PET’s overall current production to approximately 207 MMcfe/d and adds 269.1 Bcfe of proved plus probable reserves and 310,000 net acres of undeveloped land.

“This significant acquisition is accretive for Unitholders of the Trust and offers tremendous upside potential in the conventional shallow gas fairway in east central Alberta while exposing Unitholders to the long life reserve base associated with several unconventional resource plays.” said Sue Riddell Rose, President and Chief Executive Officer of the Trust.  “The Birchwavy Acquisition expands our inventory of opportunities in year round access regions and is a perfect operational, technical and strategic fit with our existing operations.  We are looking forward to pursuing the myriad of upside opportunities which will continue to create additional value for our Unitholders.”

Under the bought deal financing, PET issued 20,450,000 Subscription Receipts at a price of $12.25 per Subscription Receipt for gross proceeds of $250,512,500.  With the closing of the Acquisition, trading in the Subscription Receipts will be halted until the close of business tomorrow, June 27, 2007, at which time the Subscription Receipts will be de-listed.  Holders of Subscription Receipts will receive one trust unit of PET ("Trust Unit") for each Subscription Receipt held, effective at 5:00 p.m. (Calgary time) today.  PET’s monthly cash distribution for June 2007 of $0.14 per Trust Unit will be paid on July 16, 2007 to Unitholders of record at the close of business on June 29, 2007.  Holders of Subscription Receipts will be entitled to receive the distribution provided they continue to hold their Trust Units on the June 29, 2007 record date.  The ex-distribution date is June 27, 2007.  Holders of Subscription Receipts are not required to take any action in order to receive the Trust Units to which they are entitled.

PET continues to actively manage its risk management program.  With the recent weakening in forward gas prices, PET crystallized the majority of its physical forward sales arrangements for the period from July 1, 2007 through March 31, 2008.  Financial and physical forward sales arrangements at AECO as at June 26, 2007 that remain intact are as follows:

2

Type of contract	PET transaction	Volumes at AECO (GJ/d)	Price ($/GJ)	Current Forward Price ($/GJ)	Term
Financial	sold	15,000	7.84		November 2007 – March 2008
Period total, net (1)		15,000	7.84	7.71	November 2007 – March 2008
Financial	sold	40,000	7.64		April – October 2008
Physical	sold	5,000	7.45		April – October 2008
Period total, net (1)		45,000	7.62	7.29	April – October 2008

(1)

Weighted average prices are calculated by netting the volumes of the financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the financial and physical contracts.

The transactions recently crystallized resulted in PET realizing gains totalling approximately $18 million.  PET has realized gains totalling approximately $47 million to-date in 2007 on financial and physical forward sales contracts, including both monthly settlement and the crystallization of forward positions.  PET will continue to closely monitor the market drivers with respect to near term natural gas prices and will proactively manage the Trust’s forward price exposure.

PET reviews distributions on a monthly basis based on projections which incorporate PET’s base production forecasts, current hedges and physical forward natural gas sales, the forward market for natural gas prices, and the Trust’s capital spending program and projected production additions.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B", and "PMT.DB.C" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

E-mail:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Subscription Receipts and Debentures have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.